                                    FORM 11-K
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                  ANNUAL REPORT

                            PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

         For the fiscal year ended December 31, 1995:

A.       Full title of Plan:

                               Trimble Navigation
                           Savings and Retirement Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                           Trimble Navigation Limited
                               645 N. Mary Avenue
                              Post Office Box 3642
                            Sunnyvale, CA 94088-3642

ITEM 1.           CHANGES IN THE PLAN

         During 1995, there were no amendments to the Plan.

ITEM 2.           CHANGES IN INVESTMENT POLICY

         During the 1995 fiscal year, there were no changes in the Company investment options with respect to the funds held under the Plan.

ITEM 3.           CONTRIBUTIONS UNDER THE PLAN

          Trimble Navigation Limited makes discretionary matching cash contributions to the Plan. The Company's contributions are based on employee contributions up to a maximum and are allocated ratably among participants based upon the participant's contributions to the Plan. For purposes of allocation of benefits, participant contributions in excess of $1,200 are excluded. Company contributions made during the 1995 and 1994 fiscal year were approximately $820,000 and $664,000, respectively.

ITEM 4.  PARTICIPATING EMPLOYEES

         The Plan had approximately 800 participating employees at December 31, 1995.

ITEM 5.  ADMINISTRATION OF THE PLAN

         The Plan is administrated by the Company. The trustee of the Plan during 1995 was American Stock Transfer & Trust Company. The Company has contracted with a third-party administrator to process and maintain records of participant data.

Name of                                          Address
trustee
                                                 40 Wall Street, 46th Floor
American Stock Transfer                          New York, NY 10005
& Trust Company

ITEM     6. CUSTODIAN OF INVESTMENTS

         Plan assets are held by the following respective investment managers:

         UNUM Corporation, 2211 Congress Street, Portland, Maine 04122 Schaeffer Value Fund, Inc., 645 Fifth Avenue, New York, NY 10022 Linder Dividend Fund, 7711 Carondelet Ave., Ste. 700, P.O. Box 11208,
              St. Louis, MO 63105

         Fidelity Distributors Corp., 82 Devonshire St., Boston, MA 02109 AIM Equity Funds, Inc., 11 Greenway Plaza, Ste. 1919, Houston, TX 77046-1173
         Berger Associates, Inc., P.O. Box 5005, Denver, CO 80217
         Janus Fund, P.O. Box 173375, Denver, CO 80217
         Twentieth Century Mutual Fund, P.O. Box 419200, MO 64141
         Trimble Stock Fund, 645 N. Mary Avenue, Sunnyvale, CA 94086

         During the year ended December 31, 1995, the Plan did not pay any compensation to the custodians of investments, as all fees are paid by the Company.

ITEM     7. REPORTS TO PARTICIPATING EMPLOYEES

         Participants receive quarterly reports summarizing the transactions and market value changes.

ITEM     8. INVESTMENT OF FUNDS

         No brokerage fees were paid to any party on behalf of the Plan.

ITEM 9.  FINANCIAL STATEMENTS AND EXHIBITS

         a) Financial statements - Audited financial statements of the Trimble Navigation Savings and Retirement Plan as of December 31, 1995 and 1994.

         b) Exhibit 1 - Consent of Mohler, Nixon & Williams Independent Accountants

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                               TRIMBLE NAVIGATION
                                               SAVINGS AND RETIREMENT PLAN

May 31, 1996                                By /s/ CHARLES R. TRIMBLE
                                               ----------------------------
                                               Charles R. Trimble

                               TRIMBLE NAVIGATION
                           SAVINGS AND RETIREMENT PLAN

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 1995 AND 1994

                               TRIMBLE NAVIGATION
                           SAVINGS AND RETIREMENT PLAN

                            Financial Statements and
                        Form 5500 Supplemental Schedule G

                     Years ended December 31, 1995 and 1994

                                TABLE OF CONTENTS

Independent Accountants' Report ......................................7

Consent of Independent Accountants....................................8

Financial Statements:

Statements of Net Assets Available for Plan Benefits .................9
Statements of Changes in Net Assets Available for Plan Benefits......10
Notes to Financial Statements........................................12

Form 5500 Supplemental Schedule G as of and for the year ended
December 31, 1995....................................................16

27a,   Part I    -   Schedule of Assets Held for Investment Purposes
27d,   Part V   -    Schedule of Reportable Transactions

To the Participants and Plan
Administrator of the Trimble Navigation
Savings and Retirement Plan

                         INDEPENDENT ACCOUNTANTS' REPORT

         We were engaged to audit the financial statements and supplemental schedules of Trimble Navigation Savings and Retirement Plan (the Plan) as of December 31, 1995 and 1994, and for the years then ended and as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

         Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information included in Schedule G - Financial Schedules (IRS Form 5500) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                            /s/ MOHLER, NIXON & WILLIAMS
                                            ------------------------------
                                            MOHLER, NIXON & WILLIAMS
                                            Accountancy Corporation

Campbell, California
May 31, 1996

                       CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the use of our name on our report, dated May 31, 1996, with respect to the financial statements and schedules of the Trimble Navigation Savings and Retirement Plan for the years ended December 31, 1995 and 1994, included in the Annual Report on Form 11-K which is filed electronically with the Securities and Exchange Commission.


                                            /s/ MOHLER, NIXON & WILLIAMS
                                            -------------------------------
                                            MOHLER, NIXON & WILLIAMS
                                            Accountancy Corporation

Campbell, California
May 31, 1996

                               TRIMBLE NAVIGATION
                          SAVINGS AND RETIREMENT PLAN

              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                    December 31,
                                         ------------------------------
                                               1995            1994
                                         --------------    -----------

Cash                                         $122,452         $64,979
Investments, at contract value              7,590,325       5,926,737
Investments, at fair value                 15,418,944       9,718,120
                                          -----------     -----------
  Assets held for investment
  purposes                                $23,131,721     $15,709,836
                                          ===========     ===========


                     See Independent accountants' report and
                   accompanying notes to financial statements.

                               TRIMBLE NAVIGATION
                          SAVINGS AND RETIREMENT PLAN
        STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                   For the years ended December 31,1995 and 1994

                                                                                 Twentieth
                                                                                  Century       Trimble        Aim
                                                          GIC         Janus        Growth        Stock     Aggressive
                                             Cash        Fund         Fund          Fund         Fund         Fund     Subtotal
                                          ---------   ----------   ----------   ----------   ----------   ----------  -----------

Net assets available for Plan
   benefits at December 31,1993           $  27,035   $5,069,129   $2,457,661   $1,714,306   $1,262,984              $10,531,115
                                          ---------   ----------   ----------   ----------   ----------              -----------

Participants' contributions/rollovers                  1,249,355      633,641      421,490      321,720     179,848    2,806,054
Employer contribution                                    323,403      124,005       79,153       72,517      34,446      633,524
Withdrawals/distributions                               (222,583)    (191,268)    (143,575)     (59,498)     (2,062)    (618,986)
Dividends and interest                                   374,081                                                         374,081
Net appreciation (depreciation) in
   fair value of investments                                          (27,849)     (24,133)   1,188,304      89,807    1,226,129

Net loan activities                                     (157,018)     (64,356)     (12,033)      17,267       7,363     (208,777)
Transfers in/out                              37,944    (709,630)    (410,815)  (1,142,485)      (2,273)  1,091,496   (1,135,763)
                                           ---------   ----------   ----------   ----------   ----------  ---------   -----------

Increase (decrease) in net assets             37,944     857,608       63,358     (821,583)   1,538,037   1,400,898    3,076,262
                                           ---------   ----------   ----------   ----------   ----------  ---------   -----------

Net assets available for Plan
   benefits at December 31,1994               64,979   5,926,737    2,521,019      892,723    2,801,021   1,400,898   13,607,377
                                           ---------   ----------   ----------   ----------   ----------  ---------   -----------

Participants' contributions/rollovers                  1,369,149      509,605          129      541,919   1,054,615    3,475,417

Employer contribution                                    322,666       90,272                    88,162     176,974      678,074
Withdrawals/distributions                               (288,416)     (54,656)     (95,534)    (182,892)    (53,733)    (675,231)
Dividends and interest                                   424,347                                                         424,347
Net appreciation in
   fair value of investments                                          768,921      159,825      309,028     826,138    2,063,912
Net loan activities                                     (179,019)     (88,826)      (9,494)     (22,049)    (54,527)    (353,915)
Transfers in/out                              57,473      14,861     (123,740)    (145,196)    (595,302)    537,678     (254,226)
                                           ---------   ----------   ----------   ----------   ----------  ---------   -----------

Increase (decrease) in net assets             57,473   1,663,588    1,101,576      (90,270)     138,866   2,487,145    5,358,378
                                           ---------   ----------   ----------   ----------   ----------  ---------   -----------
Net assets available for Plan
   benefits at December 31,1995            $ 122,452  $7,590,325   $3,622,595     $802,453   $2,939,887  $3,888,043  $18,965,755
                                           =========  ==========   ==========     ========   ==========   ========== ===========

                     See Independent accountants' report and
                   accompanying notes to financial statements.
                                                                   Page 10 of 19

                               TRIMBLE NAVIGATION
                          SAVINGS AND RETIREMENT PLAN

        STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                 For the years ended December 31,1995 and 1994

                                                           Linder    Fidelity    Berger   Schaeffer
                                                          Dividend     Bond       100        Value    Participant
                                             Subtotal       Fund       Fund       Fund       Fund        Loans         Total
                                            ----------    --------   --------    ------     -------   -----------   ----------
Net assets available for Plan
   benefits at December 31,1993            $10,531,115                                                 $ 564,536    $11,095,651
                                            ----------                                                 ----------    ----------

Participants' contributions/rollovers        2,806,054   $ 17,314   $ 42,237  $  35,389   $  78,806                  2,979,800
Employer contribution                          633,524      3,949      8,428      6,832      11,343                    664,076
Withdrawals/distributions                     (618,986)                                                  (45,867)     (664,853)
Dividends and interest                         374,081                                                    46,590       420,671
Net appreciation (depreciation) in
   fair value of investments                 1,226,129      (2,589)   (3,138)    (2,955)     (2,956)                 1,214,491
Net loan activities                           (208,777)      4,303     3,946      1,825       5,899     192,804              -
Transfers in/out                            (1,135,763)    143,180   292,884    293,060     406,639                          -
                                             ----------   --------  --------    --------    --------   --------      ---------

Increase (decrease) in net assets            3,076,262     166,157   344,357    334,151     499,731      193,527     4,614,185
                                            ----------    --------  --------   --------     --------   ---------    ----------
Net assets available for Plan
   benefits at December 31,1994
                                            13,607,377     166,157   344,357    334,151     499,731      758,063    15,709,836
                                            ----------    --------  --------    -------     -------     --------    ----------

Participants' contributions/rollovers        3,475,417      96,489   262,938    188,211      276,700                  4,299,755
Employer contribution                          678,074     16,314     41,125     32,880      51,700                    820,093
Withdrawals/distributions                     (675,231)    (7,769)    (8,733)    (8,353)     (8,391)     (18,063)     (726,540)
Dividends and interest                         424,347                                                     77,974       502,321
Net appreciation in
   fair value of investments                 2,063,912     47,308     93,926     96,885     224,225                  2,526,256
Net loan activities                           (353,915)    10,379     11,851      5,553       3,663      322,469             -
Transfers in/out                              (254,226)    25,208     53,647     51,119     124,252                          -
                                            ----------   --------   --------    -------     -------    ---------    ----------
Increase (decrease) in net assets            5,358,378    187,929    454,754    366,295     672,149      382,380     7,421,885
                                            ----------   --------   --------    -------     -------    ---------    ----------
Net assets available for Plan
   benefits at December 31,1995            $18,965,755   $354,086   $799,111   $700,446  $1,171,880   $1,140,443   $23,131,721
                                           ===========   ========   ========   ========  ==========   ==========   ===========

                     See Independent accountants' report and
                   accompanying notes to financial statements.

                               TRIMBLE NAVIGATION
                           SAVINGS AND RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 1995 and 1994

NOTE 1 - THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES:

         The following description of the Trimble Navigation Savings and Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

         The Plan is a defined contribution plan that was established in 1988 by Trimble Navigation Limited (the Company) to provide benefits to eligible employees. The Plan covers all full-time employees of the Company who are not covered by a collective bargaining agreement.

         The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

ADMINISTRATION -

         The Company contracted with American Stock Transfer & Trust Company to act as the trustee as of October 1994. The Company has appointed an Administrative Committee (the Committee) to control the operation and administration of the Plan. A third-party administrator, appointed by the Committee, processes and maintains the records of participant data. Effective January 1996, the Company contracted with Connecticut General Life Insurance Company (CIGNA) to act as third-party administrator and trustee. All expenses incurred for administering the funds are paid by the Company.

INVESTMENTS -

         Investments of the Plan at December 31, 1995 were held by American Stock Transfer & Trust Company and invested in various mutual funds, guaranteed investment contracts, and the Company's common stock, based solely upon instructions received from participants. For the Plan's investment in guaranteed investment contracts, the contracts are credited with interest at the rate specified in the contract, which ranged from 6.5% to 8.97% for the years ended December 31, 1995 and 1994. Effective January 1996, investments of the Plan were held by CIGNA and invested in various mutual funds, by AIM Aggressive Fund, and by National Financial Services and invested in the Company's common stock. Plan assets are valued at fair value as of the last day of the Plan year, as measured by quoted market prices, or contract value based on the terms of the contract.

VESTING -

         Participants are immediately vested in their salary deferral, rollover contributions, related earnings, and employer's matching contributions.

INCOME TAXES -

         The Plan has received a favorable determination letter dated November 28, 1995. The Plan Committee believes the Plan qualifies under the applicable requirements of the Internal Revenue Code and related state statutes, and is exempt from federal income and state franchise taxes.

RISKS AND UNCERTAINTIES -

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

STATEMENT OF POSITION 94-4 -

         The Company is required to adopt Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans" (SOP 94-4), for the Plan year beginning January 1, 1996. Under the new reporting requirements, investment contracts without fully benefit-responsive features must be reported at fair value. The adoption of SOP 94-4 is not expected to have a material financial impact on the Plan.

NOTE 2 - PARTICIPATION AND BENEFITS:

EMPLOYEE CONTRIBUTIONS -

         Participants may elect to have the Company contribute a percentage, from 1% to 18%, of their pre-tax compensation up to the amount allowable under current income tax regulations. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation.

         Participants are also allowed to make rollover contributions of amounts received from other qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant's direction and the Plan's provisions.

EMPLOYER CONTRIBUTIONS -

         The Company is allowed to make matching contributions as defined in the Plan and as approved by the Board of Directors. The Company matches 100% of each participant's contribution up to a maximum of $1,200 per year. Contributions for the years ended December 31, 1995 and 1994 were approximately $820,000 and $664,000.

PARTICIPANT ACCOUNTS -

         Each participant's account is credited with the participant's contribution, Plan earnings and an allocation of the Company's contribution, if any. Allocations of the Company contribution are based on the participant contributions.

PAYMENT OF BENEFITS -

         Upon termination, the participant or beneficiary will receive benefits in a lump-sum amount equal to the value of the participant's vested interest in his or her account.

LOANS TO PARTICIPANTS -

         The Plan allows participants to borrow up to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the participant's vested balance. Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five year period, unless the loan is used for the purchase of a residence in which case the maximum repayment period is ten years. The specific terms and conditions of such loans are established by the Plan Committee.

NOTE 3 - PARTY IN INTEREST TRANSACTIONS:

         As allowed in the Plan, participants may elect to invest a portion of their accounts in the common stock of the Company. Aggregate investment in Company common stock at December 31, 1995 and 1994 was as follows:

     Date          Number of shares        Fair value          Cost
     ----          ----------------        ----------          ----

     1995              157,846             $2,939,887       $2,793,892
     1994              170,643             $2,801,021       $1,634,510

         During 1994, the Company allocated an additional 75,000 shares of Trimble Navigation Limited common stock for issuance under the Plan.

NOTE 4 - INVESTMENTS:

         The following table includes the fair or contract values of investments and investment funds that represent 5% or more of the Plan's net assets at December 31:

                                                 1995                1994
                                                 ----                ----

    Cash                                     $     122,452      $       64,979
    GIC Fund                                     7,590,325           5,926,737
    Janus Fund                                   3,622,595           2,521,019
    Twentieth Century Growth Fund                  802,453             892,723
    Trimble Stock Fund                           2,939,887           2,801,021
    Aim Aggressive Fund                          3,888,043           1,400,898
    Linder Dividend Fund                           354,086             166,157
    Fidelity Bond Fund                             799,111             344,357
    Berger 100 Fund                                700,446             334,151
    Schaeffer Value Fund                         1,171,880             499,731
    Participant Loans                            1,140,443             758,063
                                               -----------        ------------
             Total                             $23,131,721         $15,709,836
                                               ===========         ===========

NOTE 5 - PLAN TERMINATION AND/OR MODIFICATION:

         The Company intends to continue the Plan indefinitely for the benefit of its employees; however, it reserves the right to terminate and/or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA.

                               TRIMBLE NAVIGATION
                           SAVINGS AND RETIREMENT PLAN

                                    FORM 5500

                             SUPPLEMENTAL SCHEDULE G

                                DECEMBER 31, 1995

                               TRIMBLE NAVIGATION
                           SAVINGS AND RETIREMENT PLAN

                                                             E.I.N.:  94-2802192
                                                             Plan #: 001

       ITEM 27a, PART 1 - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                               December 31, 1995

   (a)                    (b)                                (c)                     (d)           (e)
                                                  Description of investment
                                              including maturity date, rate of
              Identity of issue, borrower,       interest, collateral, par                        Current
                lessor, or similar party                or maturity                   Cost         Value
- -------    -------------------------------    ------------------------------       ----------    ----------


           UNUM Life Insurance Company        Guaranteed Income Contract           $1,082,197    $1,082,197
           CIGNA                              Guaranteed Income Contract            5,706,608     5,706,608
           Travelers                          Guaranteed Income Contract              923,972       923,972
           Janus Fund                         Equity Fund                           3,097,068     3,622,595
           Twentieth Century Growth Fund      Equity Fund                             778,127       802,453
    *      Trimble Stock Fund                 Company Stock                         2,798,893     2,939,887
           Aim Aggressive Fund                Equity Fund                           3,196,009     3,888,043
           Linder Fund                        Equity Fund                             331,008       354,086
           Fidelity Bond Fund                 Equity Fund                             760,935       799,111
           Berger 100 Fund                    Equity Fund                             643,308       700,446
           Schaeffer Value Fund               Equity Fund                             999,436     1,171,880
    *      Participant Loans (4.75% to 9.00%) Loan Fund                                           1,140,443
                                                                                              -------------
           Total assets held for investment
                purposes
                                                                                                $23,131,721
                                                                                             ==============
    *      Parties-in-interest

                               TRIMBLE NAVIGATION
                          SAVINGS AND RETIREMENT PLAN

                                                             E.I.N.: 94-2802192
                                                             Plan #: 001

             ITEM 27d, PART V - SCHEDULE OF REPORTABLE TRANSACTIONS

                      For the year ended December 31, 1995

                (a)                           (b)               (c)         (d)
                                      Decription of asset
                                      (including interest
                                       rate and maturity      Purchase    Selling
    Identity of party involved         in case of a loan)      price       price
- -------------------------------     ----------------------    ---------  ---------

Janus Fund                          Mutual Fund                $980,973
Aim Aggressive Fund                 Mutual Fund               1,973,729
Guaranteed Income Contract Fund     Group Annuity Contract    1,944,139
Guaranteed Income Contract Fund     Group Annuity Contract               2,090,652
Trimble Stock                                                   838,118






                (a)                    (e)       (f)          (g)           (h)          (i)

                                               Expense                 Current value
                                              incurred                  of asset on
                                     Lease      with        Cost of     transaction    Net gain
    Identity of party involved       rental  transaction     asset         date        or (loss)
- -------------------------------     ------- -------------   ---------  -------------   ---------

Janus Fund                                                   $980,973   $980,973
Aim Aggressive Fund                                         1,973,729  1,973,729
Guaranteed Income Contract Fund
Guaranteed Income Contract Fund                             2,090,652  2,090,652
Trimble Stock                                                 838,118    838,118

                                                                       Exhibit 1

                       CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Trimble Navigation Savings and Retirement Plan of our report dated May 31, 1996, with respect to the financial statements and schedules of the Trimble Navigation Savings and Retirement Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1995.


                                            /s/ MOHLER, NIXON & WILLIAMS
                                            ----------------------------
                                            MOHLER, NIXON & WILLIAMS
                                            Accountancy Corporation

Campbell, California
May 31, 1996